1. Name and Address of Reporting Person
   HANSEN, NEAL C.
   7887 E. Belleview Avenue
   Suite 1000
   Englewood, CO 80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc. (CSGS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   5/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) (X) Other (specify below)
   Chairman & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       05/03/2001 M             24500       A      $7.5000                     D
Common Stock                       05/03/2001 M             22000       A      $14.3750                    D
Common Stock                       05/03/2001 M             178000      A      $14.3750                    D
Common Stock                       05/03/2001 M             4100        A      $9.6875                     D
Common Stock                       05/04/2001 F       V     -47000      D      $57.4966                    D
Common Stock                       05/07/2001 S             -90000      D      $58.5185                    D
Common Stock                       05/08/2001 S             -10000      D      $58.4625   1296978          D
Common Stock                       05/07/2001 S             -140000     D      $58.5185                    I           Partnership
Common Stock                       05/08/2001 S             -10000      D      $58.4625                    I           Partnership
Common Stock                       05/16/2001 S             -100000     D      $60.0050   567500           I           Partnership
Common Stock                       05/17/2001 S             -3000       D      $60.0000                    I           Spouse
Common Stock                       05/23/2001 S             -5000       D      $61.0000   73408            I           Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $7.5     05/03/2001 M               24500 02/22/1997 02/22/2006 Common  24500    $0.0000    0        D
(Right to buy)                                                                 Stock
Stock Options  $9.6875  05/03/2001 M               4100  01/28/1998 01/28/2007 Common  4100     $0.0000    115900   D
(Right to buy)                                                                 Stock
Stock Options  $14.375  05/03/2001 M               22000 04/23/1997 04/23/2006 Common  22000    $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $14.375  05/03/2001 M               17800 04/23/1997 04/23/2006 Common  178000   $0.0000    0        D
(Right to buy)                                     0                           Stock
Stock Options  $21.125                                              01/20/2008 Common                      80000    D
(Right to buy)                                                                 Stock
Stock Options  $26.7188                                             11/17/2008 Common                      400000   D
(Right to buy)                                                                 Stock
Stock Options  $35.875                                              01/14/2009 Common                      80000    D
(Right to buy)                                                                 Stock
Stock Options  $38.4375                                             01/07/2010 Common                      60000    D
(Right to buy)                                                                 Stock
Stock Options  $47                                                  01/17/2011 Common                      100000   D
(Right to buy)                                                                 Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ NEAL C. HANSEN

DATE
06/01/2001